Via Facsimile and U.S. Mail

January 5, 2011

David Ian Bell
General Counsel
Grifols, Inc.
2410 Lillyvale Ave.
Los Angeles, CA 90032-3514

> **Re:** **Grifols, SA**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed December 20, 2010**
> **File No. 333-168701**

Dear Mr. Bell:

We have reviewed your amended registration statement and your letters dated November 22, 2010 and December 20, 2010 and we have the following comment. In this comment, we ask you to provide us with additional information so we may better understand your amendment.

Please respond to this letter by further amending your registration statement. If you do not believe this comment applies to your facts and circumstances or do not believe a further amendment is appropriate, please tell us why in a response.

After reviewing any further amendment to your registration statement or any information you provide in response to this comment, we may have additional comments.

The Transaction

Conditions to Complete the Transactions, page 10

1. We note your response to our prior comment 1 and your amended disclosure. Please also identify the conditions related to the valid issuance of the Grifols non-voting shares or relating to the deeds and by-law provisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Julie M. Allen, Esq.
Peter Samuels, Esq.
Charley Lozada, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036